NSAR ITEM 77C

Van Kampen American Capital Global Equity Fund


(a)      A Special Meeting of Shareholders was held on June 4, 1998.

(b) The election of Trustees of Van Kampen American Capital Global Equity Fund ("Fund") included:

         None

(c) The following were voted on at the meeting:

         1.    Plan of Reorganization
                  (a) Transfer all of its assets to the Morgan Stanley Global
                      Equity Allocation Fund (the "MS Global Equity Allocation Fund") in exchange solely for Class A, B and C shares of common stock of the MS Global Equity Allocation Fund and the MS Global Equity Allocation Fund's assumption of the liabilities of the VKAC Global Equity Fund.

                  (b) Distribute such shares of the MS Global Equity Allocation
                      Fund to the holders of shares of the VKAC Global Equity Fund.

                  (c) Be dissolved.


                  For      10,898,236                         Against   549,823